Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

201 St. Charles Ave.

New Orleans, Louisiana 70170-5100

January 21, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Filing Desk

            Re:       Preliminary Solicitation Materials of CenturyTel, Inc.

Ladies and Gentlemen:

            With this letter, on behalf of CenturyTel, Inc. ("CenturyTel"), we are filing via EDGAR preliminary solicitation materials relating to a proposed consent solicitation to be conducted by CenturyTel.

            If you have any questions or comments regarding this filing, please contact the undersigned at (504) 582-8386.  In my absence, please call Joe Parkey at (504) 582-8324.

Thank you very much.

                                                                                    Sincerely,

                                                                                    /s/  Kenneth J. Najder

                                                                                    Kenneth J. Najder